
May 14, 2013

Via E-mail
A. Bruce O'Connor
Chief Financial Officer and
Vice President
Middlesex Water Company
1500 Ronson Road
Iselin, New Jersey 08830

  Re: **Middlesex Water Company**
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed March 7, 2013
     File No. 0-00422

Dear Mr. O'Connor:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Note 6 – Capitalization, page 48,
Long-term Debt, page 48

1. Please tell us whether you accounted for the November 2012 redemption and refinance transaction as an extinguishment or as a modification. Also, please provide us with your analysis of the present value of the remaining cash flows under the terms of the original debt instruments compared to the present value of the cash flows under the terms of the new debt instruments. Refer to guidance in ASC 470-50-40.

2. We note your disclosure that the NJEIT deobligated principal payments of several series of SRF long-term debt during each year presented. Please tell us how the deobligated principal payments are accounted for.

Fair Value of Financial Instruments, page 50

3. We note your discourse that there was no quoted market price related to other long-term debt. Please tell us and disclose in future filings why it is not practical to estimate the fair value of other long term debt using other valuation techniques. Please refer to ASC 825-10-50-16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief